Exhibit 99.2

Execution Version

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of March 13, 2025 by and among Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (the “Company”), and the entities set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) interest in the common shares of the Company (the “Common Shares”) totaling, in the aggregate, 66,433,000 Common Shares, or approximately 8.66% of the Common Shares issued and outstanding on the date hereof; and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Company’s board of directors (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1. Board Appointment and Related Agreements.

(a) Board Appointment.

(i) The Company agrees that, immediately following approval by the Federal Energy Regulatory Commission (the “FERC”) required by Section 1(c)(v), the Board shall take all necessary actions to increase the size of the Board by one (1) and appoint Gavin Molinelli (“Mr. Molinelli”) or any other Starboard Representative (as defined below) or other appointee accountable to Starboard in accordance with Energy Law (as defined below) (a “FERC Representative”) selected in accordance with this Agreement, including Section 1(c)(v) (each, a “Starboard Appointee”) as a director of the Company; provided, however, that if the appointment of the Starboard Appointee is not approved by the FERC and Starboard determines to select another individual that is neither a Starboard Representative nor a FERC Representative for appointment to the Board in accordance with Section 1(c)(v) of this Agreement (the “Independent Appointee”), the Board shall take all necessary actions to increase the size of the Board by one (1) and promptly appoint the Independent Appointee as a director of the Company either in advance of the Circular Date (as defined below) or following the date of the Company’s 2025 annual general meeting of common shareholders (the “2025 Annual Meeting”). Each of the Starboard Appointee and the Independent Appointee, as

applicable, is deemed to be and shall be referred to herein as the “New Director”; provided, that, for the avoidance of doubt, only one New Director shall be appointed or elected to the Board in accordance with this Agreement; provided, further, that the New Director is deemed to be and shall also be referred to herein as an “Appointed Director”, together with Brett Carter and Christopher Lopez (each an “Appointed Director” and collectively, the “Appointed Directors”).

(ii) The Company agrees that the Board shall (A) nominate the Appointed Directors for election to the Board at the 2025 Annual Meeting for a term expiring at the Company’s 2026 annual general meeting of common shareholders (the “2026 Annual Meeting”), subject to their consent to serve, and (B) recommend, support and solicit proxies for the Appointed Directors at the 2025 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of all other directors nominated by the Board for election at the 2025 Annual Meeting. In the event that a New Director has not been appointed to the Board as of the date of the mailing of the management information circular (the “Circular Date”) in respect of the 2025 Annual Meeting due to the FERC approval required by Section 1(c)(v) having not yet been received, the Board shall (X) nominate the Starboard Appointee and the other Appointed Directors for election to the Board at the 2025 Annual Meeting for a term expiring at the 2026 Annual Meeting, provided that such election and the commencement of the Starboard Appointee’s term as a director shall be conditional on the receipt of the FERC approval required by Section 1(c)(v) (the “Conditional Election”) and subject to their consent to serve, and (Y) recommend, support and solicit proxies for the Starboard Appointee and the other Appointed Directors at the 2025 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of all other directors nominated by the Board for election at the 2025 Annual Meeting. Subject to the foregoing, the nominees for election at the 2025 Annual Meeting shall be as determined by the Board, having considered the recommendation of the Corporate Governance Committee of the Board (the “Corporate Governance Committee”).

(iii) If any Appointed Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period (as defined below), and at such time Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of 3% of the Company’s then-outstanding Common Shares and 23,024,240 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments)(the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a person to be a Replacement Director in accordance with this Section 1(a)(iii) (any such replacement nominee shall be referred to as a “Replacement Director,” and if and when such person becomes a director of the Company in accordance with this Section 1(a)(iii), such person shall be deemed the New Director and an Appointed Director for purposes of this Agreement). Any Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to applicable listing standards and under Sections 1.4 and 1.5 of National Instrument

52-110 of the Canadian Securities Administrators, and (C) have the relevant financial and business experience to be a director of the Company. Any Replacement Director who is an officer, director or employee of Starboard (a “Starboard Representative”) will be deemed reasonably acceptable to the Board and shall be approved by the Board for appointment to the Board no later than five (5) business days following the submission of the Onboarding Materials so long as such Replacement Director meets the criteria set forth in clauses (B) and (C) of the preceding sentence; provided, however, that such Replacement Director’s appointment to the Board shall be subject to and conditioned upon the FERC approval required by Section 1(c)(v), provided, further, for the avoidance of doubt, that the appointment of such Replacement Director shall occur immediately following such FERC approval. The Corporate Governance Committee shall make its determination and recommendation regarding whether such Replacement Director (other than a Starboard Representative, who is covered by the prior sentence) meets the foregoing criteria within five (5) business days after (1) such nominee has submitted to the Company the Onboarding Materials, and (2) representatives of the Board have conducted customary interview(s) of such nominee, if such interviews are requested by the Board or the Corporate Governance Committee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(iii) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee. In the event the Corporate Governance Committee does not accept a person recommended by Starboard as the Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Corporate Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Corporate Governance Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Corporate Governance Committee’s recommendation of such Replacement Director, provided, however, that in the case of a Replacement Director that is a FERC Representative, as reasonably determined by the Company in good faith, such Replacement Director’s appointment to the Board shall be subject to and conditioned upon the FERC approval required by Section 1(c)(v), provided, further, for the avoidance of doubt, that the appointment of such Replacement Director shall occur immediately following such FERC approval. Notwithstanding the foregoing, if the Board does not appoint a Replacement Director to the Board pursuant to this Section 1(a)(iii), including in the event FERC approval is not obtained for any reason, the Parties shall continue to follow the procedures of this Section 1(a)(iii) until a Replacement Director is appointed to the Board. Subject to applicable listing rules and applicable law, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Subject to applicable listing rules and applicable law, until such time as any Replacement Director is appointed to any applicable committee of the Board, Starboard shall have the right to designate one of the other Appointed Directors to serve as an interim member of such applicable committee.

(iv) Pursuant to Section 1(a)(iv) of that certain Cooperation Agreement, dated April 18, 2024, by and between the Company and Starboard (the “2024 Agreement”), Starboard hereby provides written consent to the Company to increase the size of the Board to ten (10) directors in order to appoint Roderick K. West to the Board. During the period commencing with the date of this Agreement until the earlier of (x) the appointment (or election, in the case of a Conditional Election) of the New Director to the Board, or (y) the expiration of the Standstill Period, the Board and all applicable committees of the Board shall not increase the size of the Board to more than ten (10) directors (other than to increase the size of the Board to eleven (11) directors to appoint (or elect, in the case of a Conditional Election) the New Director) without the prior written consent of Starboard. Effective upon the appointment (or election, in the case of a Conditional Election) of the New Director through the expiration of the Standstill Period, the Board and all applicable committees of the Board shall not increase the size of the Board to more than eleven (11) directors without the prior written consent of Starboard.

(b) Board Committees. Following the appointment (or election, in the case of a Conditional Election) of the New Director to the Board, the Board and all applicable committees of the Board shall take all actions to ensure that during the Standstill Period, any new committee, including any sub-committee or special committee, of the Board that may be established for strategic purposes, the evaluation of any transaction involving the Company, and/or succession planning, in each case, on or following the date hereof includes the New Director. Without limiting the foregoing, the Company agrees that the Appointed Directors shall be given the same due consideration for membership to each committee of the Board, including any new committee(s) and subcommittee(s) that may be established, as any other independent director. Immediately upon the appointment (or election, in the case of a Conditional Election) of the New Director, the Board shall take all necessary action to appoint the New Director to the Corporate Governance Committee.

(c) Additional Agreements.

(i) Starboard shall comply, and shall cause each of its controlled Affiliates and Associates to comply, with the terms of this Agreement and Starboard shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act, and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii) During the Standstill Period, except as otherwise provided herein, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s shareholders or in connection with any solicitation of shareholder action by written resolution (each, a “Shareholder Meeting”), (B) submit any proposal for consideration at, or bring any other business before, a Shareholder Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to a Shareholder Meeting. Starboard shall not publicly or privately encourage or support any other shareholder, person or entity to take any of the actions described in this Section 1(c)(ii).

(iii) Starboard agrees that it will appear in person or by proxy at the 2025 Annual Meeting and vote all Common Shares beneficially owned by Starboard at such meeting (A) in favor of all directors nominated by the Board for election, (B) in favor of the appointment of the Company’s auditor for the ensuing year, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or shareholder proposal presented at the 2025 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or shareholder proposal presented at the 2025 Annual Meeting (other than proposals relating to the election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. For the avoidance of doubt, Starboard shall be permitted to vote in its discretion on any proposal of the Company in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company entering into a share-for-share transaction whereby immediately after the consummation of the transaction the Company’s shareholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

(iv) Starboard agrees that it will appear in person or by proxy at any special meeting of the Company’s shareholders held during the Standstill Period and, to the extent any such special meeting includes the appointment, election or removal of directors, vote all Common Shares beneficially owned by Starboard at such special meeting in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of directors.

(v) Starboard acknowledges that the appointment (or election, in the case of a Conditional Election) of the Starboard Appointee is subject to and conditioned upon the prior approval of the FERC; provided, however, that if the FERC does not approve the appointment or election, as applicable, of the Starboard Appointee for any reason, Starboard shall be permitted to select another individual for appointment to the Board in accordance with the procedures for the appointment of a Replacement Director pursuant to Section 1(a)(iii) hereof. The Company agrees to work expeditiously and in good faith with Starboard to submit the FERC application and any subsequent materials or information that FERC may request in connection with seeking FERC approval of the appointment of the Starboard Appointee.

(vi) Starboard acknowledges that, promptly following the date of this Agreement, the Starboard Appointee shall comply with any reasonable request by the Company to submit certain information and documentation required by the FERC or any other applicable laws and regulations of the energy or utility industry (“Energy Law”). Starboard acknowledges that, prior to the date the New Director is appointed (or elected, in the case of a Conditional Election) to the Board, the New Director shall have submitted to the Company fully completed copies of the Company’s standard director & officer questionnaire and Federal Power Act questionnaire and such other reasonable and customary onboarding materials required by the Company in connection with the appointment or election of new Board members, as may be requested by the Company, including any documentation necessary for the creation of a SEDI profile for the New Director, any corporate filings required by the Company in respect of the appointment or election and the completion of a satisfactory background check (collectively, the “Onboarding Materials”). In addition, Starboard acknowledges that the New Director shall, promptly upon his or her appointment or election, as applicable, take all necessary actions to assist the Company in submitting a Form 4 – Personal Information Form, if required, and any other necessary documentation to the Toronto Stock Exchange.

(vii) Starboard acknowledges that there may be filings or approvals required under certain laws and regulations, including Energy Law, prior to acquiring beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of voting securities equal to or in excess of 10% of the Company’s then outstanding Common Shares. During the Standstill Period, Starboard agrees that it will make any such filings or obtain any such approvals prior to purchasing equal to or more than 10% of the Company’s then outstanding Common Shares.

(viii) Starboard acknowledges that all directors are (A) governed by all Company policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board, copies of which will be made available to the New Director prior to his or her appointment or election to the Board, and (B) required to keep confidential all Company confidential information and not disclose to any third parties (including Starboard) any discussions, matters or materials considered in meetings of the Board or Board committees; provided, however, that Mr. Molinelli or any other Starboard Representative appointed (or elected, in the case of a Conditional Election) hereunder may disclose certain Company confidential information to Starboard in accordance with Section 14 of this Agreement.

(ix) The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority or are entitled to so determine, take all necessary actions to determine, in connection with the New Director’s appointment as a director and the New Director’s (or Starboard Appointee’s, in the case of a Conditional Election) nomination for election as a director by the Company at the 2025 Annual Meeting, as applicable, that such New Director is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control” or any similar term) under the Company’s incentive plans, options plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, indentures or any other related plans or agreements that refer to any such plan or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such incentive plans, options plans, employment agreements, loan agreements or indentures of the Company, including, without limitation, any retention plan, severance plan, or change-in-control severance plan.

2. Standstill Provisions.

(a) Starboard agrees that from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2026 Annual Meeting pursuant to the Company’s By-Law No. 5 or (y) the date that is seventy-five (75) days prior to the first anniversary of the 2025 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act or as the term “solicitation” is defined in the Canada Business Corporations Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders of the Company), in each case, with respect to any securities of the Company;

(ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and any applicable Canadian securities laws) with respect to Common Shares (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees in writing to be bound by the terms and conditions of this Agreement;

(iii) deposit any Common Shares in any voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of any Common Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv) seek or submit, or knowingly encourage any person or entity to seek or submit, nominations in furtherance of a contested solicitation for the appointment, election or removal of directors with respect to the Company or seek, knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent Starboard or any of its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2026 Annual Meeting, so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its Affiliates or Associates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v) (A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company or through any written resolution of shareholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, amalgamation, takeover bid, arrangement, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, amalgamation, takeover bid, arrangement, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, amalgamation, takeover bid, arrangement, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company or any of its subsidiaries by such third party prior to such proposal becoming public or (E) requisition or seek to requisition a special meeting of shareholders or act by written resolution;

(vi) seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii) advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders or in connection with any written resolution, except in accordance with Section 1; or

(viii) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b) Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote the Common Shares that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company on any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor (in each case, subject to Section 12).

(c) Nothing in Section 2(a) or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by the Appointed Directors of their fiduciary duties solely in their capacity as directors of the Company.

3. Representations and Warranties of the Company. The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case, in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of, the Company as currently in effect, and (d) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4. Representations and Warranties of Starboard. Starboard represents and warrants to the Company that (a) the authorized signatories of Starboard set forth on the signature pages hereto have the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard is deemed to beneficially own 66,433,000 Common Shares and (f) as of the date hereof, and except as set forth in clause (e) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Shares or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Shares or any other class or series of the Company’s shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

5. Press Release. Promptly following the execution of this Agreement, the Company shall issue a press release (the “Press Release”) announcing certain terms of this Agreement. The content of the Press Release related to this Agreement shall be mutually agreed between the Parties. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby except as required by law or the rules of any stock exchange, or with the prior written consent of the other Party. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement, except as required by law or the rules of any stock exchange.

6. Specific Performance. Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7. Expenses. The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s negotiation and execution of this Agreement and its preparation and filing of a Schedule 13D amendment announcing the terms of this Agreement, provided that such reimbursement shall not exceed USD $80,000 in the aggregate.

8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9. Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) when delivered by e-mail on or before 5:00 p.m., Toronto time on a business day, on such business day or, if delivered after 5:00 p.m., Toronto time or on a day that is not a business day, on the next succeeding business day; or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company:

Algonquin Power & Utilities Corp. 354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
Attention:	Jennifer Tindale
Email:	Jennifer.Tindale@APUCorp.com
notices@APUCorp.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP 767 Fifth Avenue
New York, New York 10153
Attention:	Michael J. Aiello
Megan Pendleton
Email:	michael.aiello@weil.com
megan.pendleton@weil.com

Blake, Cassels & Graydon LLP
Suite 4000, 199 Bay Street
Toronto, Ontario M5L 1A9
Attention:	Jeffrey Lloyd
Taylor Dickinson
Email:	Jeff.lloyd@blakes.com
Taylor.dickinson@blakes.com

If to Starboard:

Starboard Value LP 777 Third Avenue, 18th Floor
New York, New York 10017
Attention:	Jeffrey C. Smith
Email:	jsmith@Starboardvalue.com

with copies (which shall not constitute notice) to:

Olshan Frome Wolosky LLP 1325 Avenue of the Americas
New York, New York 10019
Attention:	Andrew M. Freedman
Meagan M. Reda
Email:	AFreedman@olshanlaw.com
MReda@olshanlaw.com

Goodmans LLP 333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
Attention:	Jonathan Feldman
Mark Spiro
Email:	jonfeldman@goodmans.ca
mspiro@goodmans.ca

10. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles) and each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12. Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives; provided, however, that at any time following the date upon which the Starboard Appointee is appointed to the Board, any statements regarding the Company’s operational or stock price performance or any strategy, plans, or proposals of the Company not supported by the Starboard Appointee (or any Replacement Director thereof that is a Starboard Representative) that do not disparage, call into disrepute or otherwise defame or slander any of the Company’s officers, directors, employees, stockholders, agents, attorneys or representatives (“Opposition Statements”), shall not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any obligations of confidentiality as a director that may otherwise apply) except that any Opposition Statement will only speak to a matter that has been made public by the Company; provided, further, that if any Opposition Statement is made by Starboard, the Company shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement; provided, further that each Party shall be permitted to make objective statements that reflect such Party’s view with respect to factual matters concerning specific acts or determinations of the other Party occurring after the date of this Agreement, as long as such statements do not violate any other provision of this Agreement. The restrictions set forth in this Section 12 shall not (a) apply (i) in any compelled testimony or production of information, whether by legal process or subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the Party from which information is sought, in each case, solely to the extent required, or (ii) to any disclosure that such Party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (b) prohibit any Party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of (i) federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or the rules of the SEC promulgated under such Section 21F or (ii) provincial securities laws to any Canadian provincial securities regulatory authority pursuant to a whistleblower program established by such authority.

13. Securities Laws. Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that applicable securities laws may restrict any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person.

14. Confidentiality. Mr. Molinelli or any other Starboard Representative may provide confidential information of the Company that he or she learns in his or her capacity as a director of the Company, as applicable, including discussions or matters considered in meetings of the Board or Board committees (collectively, “Company Confidential Information”), to Starboard, its controlled Affiliates and Associates and legal counsel (collectively, “Starboard Confidentiality Representatives”), in each case, solely to the extent such Starboard Confidentiality Representatives need to know such information in connection with Starboard’s investment in the Company; provided, however, that Starboard (a) shall inform such Starboard Confidentiality Representatives of the confidential nature of any such Company Confidential Information and (b) shall cause such Starboard Confidentiality Representatives to refrain from disclosing such Company Confidential Information to anyone (whether to any company in which Starboard has an investment or otherwise), by any means, or otherwise from using the information in any way other than in connection with Starboard’s investment in the Company. Such Starboard Representative and Starboard shall not, without the prior written consent of the Company, otherwise disclose any Company Confidential Information to any other person or entity. For the avoidance of doubt, an Appointed Director that is not a Starboard Representative is not permitted to share Company Confidential Information with Starboard or Starboard’s controlled Affiliates, Associates or legal counsel.

15. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third-Party Beneficiaries; Term. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements, negotiations, commitments, and writings among the Parties with respect to the subject matter hereof, including, but not limited to, the 2024 Agreement. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except the provisions of Section 6 through Section 11, Section 13 and Section 14, which shall survive such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Roderick K. West
Name:	Roderick K. West
Title:	Chief Executive Officer

By:	/s/ Jennifer Tindale
Name:	Jennifer Tindale
Title:	Chief Legal Officer

[Signature Page to Cooperation Agreement]

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

By: Starboard Value A LP, its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP, its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP, its general partner

STARBOARD X MASTER FUND II LP

By: Starboard Value R LP, its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP, its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC, its general partner

STARBOARD G FUND, L.P

By: Starboard Value G GP, LLC, its general partner

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP, its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC, its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC, its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP, its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC, its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

[Signature Page to Cooperation Agreement]

By:	/s/ Jeffrey C. Smith
Name:	Jeffrey C. Smith
Title:	Authorized Signatory

[Signature Page to Cooperation Agreement]